Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

October 19, 2012

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 11, 2012

File No. 333-179745

Dear Mr. Webb:

On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated October 5, 2012 relating to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on September 11, 2012. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 2 to Current Report on Form S-1 (“Amendment No. 2”) indicating the changes made thereon from the previous Amendment No. 1 filed with the Commission. The responses below have been numbered to correspond with the comments in your October 5, 2012 letter.

General

1.	Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Company Response to Comment 1:

Rule 415(a)(1)(i) states that securities may be registered for on a shelf basis provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Company meets this requirement because the securities being registered under the Company’s Registration Statement are not being offered or sold by or on behalf of the Company, and the Company will not receive any proceeds from the sale of the securities, except perhaps from the exercise of warrants being registered.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Additionally, in this case, the Company has entered into an equity line transaction. Accordingly, the Company may, in its sole discretion after meeting certain criteria, require Southridge Partners II, LP (“Southridge”) to purchase its shares of common stock. Because Southridge is committed to purchase the shares of common stock at the Company’s discretion, the Company can sell the shares of common stock when it believes it needs capital and market conditions are optimal. Southridge must buy the shares of common stock when “puts” are exercised by the Company. The “puts” allow the Company to issue shares of common stock to Southridge in an amount limited by the trading volume of its stock. As a result, it may take months or years for the Company to use the full capacity of its equity line. The Company filed this Registration Statement on Form S-1, in part, to register the shares of common stock underlying the equity line transaction. Since the shares of common stock are being registered for persons other than the Company and are to be sold on a continuous or delayed basis in the future, the nature of the transaction would comply with Rule 415(a)(1)(i). Finally, we do not believe the Company and Southridge are affiliates. To the extent that it retains common shares issued to it under the equity line, we expect that Southridge will be a passive investor in the Company. It can only buy shares of common stock on short notice after the Company issues a put. Southridge will not find purchasers for the shares of common stock in advance because it does not know when the Company will exercise a put, if at all. Southridge has advised us that it intends to sell the shares of common stock it receives into the market via an unaffiliated broker-dealer. The process of selling shares of common stock pursuant to an equity line transaction has already been considered by the Staff and the ground rules are set forth in the March 2001 Supplement to the Division's Current Issues Outline. The Company’s equity line transaction complies with that same guidance. Additionally, unlike a traditional primary offering where the Company commits to sell shares of common stock, the Company is not obligated to sell any shares of common stock pursuant to the equity line. Finally, unlike a primary offering, the equity line, by its terms, must occur over a long period of time.

Further, the Company respectfully informs the Staff that it has revised the offering to register a determinate, rather than an indeterminate, number of shares of common stock in connection with the Equity Purchase Agreement.

As such, the Company believes that it conforms to Rule 415(a)(1)(i). Specifically, the Company respectfully informs the Staff that it believes that the transaction is properly characterized as a transaction eligible to be made on a shelf basis under Rule 415(a)(1)(i). The number of securities currently held by non-affiliates is 51,055,635. The number of securities being registered by the Company is 17,018,545 or 33.33%. 14,885,211 shares, or 29.15% of the number of securities held by non-affiliates, are being registered in connection with the Equity Purchase Agreement. These percentages are in line with the SEC’s standard of 33% and should satisfy the Staff that this is not a primary offering disguised as a secondary offering.

Cover Page

2.	Please revise the fee table to break out the shares sold by selling shareholders as a separate line.

Company Response to Comment 2:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly.

Explanatory Note

3.	It is inappropriate to refer to the verbal comments of the SEC staff or to suggest that changes are made in response to our comments. If you disagree with a comment, we encourage you to open a dialogue with us about it.

Company Response to Comment 3:

The Company respectfully informs the Staff that it has removed the Explanatory Note from Amendment No. 2.

Prospectus Cover Page

4.	We note your disclosure that your common stock is listed on the OTCBB under the symbol “STEV.OB.” We were unable to find the symbol “STEV.OB” in the OTCBB symbol directory. Please revise or advise. In this regard, we note your disclosure on page 12 that your common stock is quoted on the OTCBB under the symbol “STEV,” but we were unable to find such symbol in the OTCBB symbol directory. We were, however, able to find the symbol on the OTCQB. Please direct us to where we can find your company’s shares listed on the OTCBB.

Company Response to Comment 4:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see the Prospectus Cover Page, page 4, page 14 and page 31 of Amendment No. 2.

Prospectus Summary, page 1

5.	Please revise this section to provide a clearer description of your company as of the time of effectiveness. The summary will typically include a brief discussion of your products, your current operations and strategy and your anticipated development. For example, disclose your limited operations to date and whether you currently sell your products, including a brief description of these products and whether you currently provide services, including a brief description of such services. Your summary should also briefly identify the benchmarks, if any, that you must achieve along the way and acknowledge foreseeable obstacles. Revise accordingly.

Company Response to Comment 5:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see pages 1 and 2 of Amendment No. 2.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

6.	We note your disclosure on page 95 regarding the shares you have recently issued in exchange for services and rights. Please revise to include a recent developments section in your Prospectus Summary that discloses these recent issuances of your common stock in tabular form. In addition, please consider adding a risk factor in your Risk Factors section that addresses the dilutive effect that your practice of issuing shares in exchange for services may have on your shareholders.

Company Response to Comment 6:

The Company respectfully informs the Staff that it has revised page 3 and page 15 of Amendment No. 2 accordingly.

Our Business, page 1

7.	Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing. Also, disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Company Response to Comment 7:

The Company respectfully informs the Staff that it has revised page 2 of Amendment No. 2 to include the requested disclosure.

8.	Please revise to disclose your monthly “burn rate,” how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish your business goals.

Company Response to Comment 8:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 2 of Amendment No. 2.

9.	Please revise to clarify what you mean by your disclosure in the first paragraph of this section that you acquired “certain rights relating to stevia production.”

Company Response to Comment 9:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 1 of Amendment No. 2.

10.	Please revise to remove the term “expertise” and clarify what you mean by “experience” in international business management in the third paragraph of this section and on page 20.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Company Response to Comment 10:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 1-2 of Amendment No. 2.

11.	Please revise to clarify what you mean by “business inputs” in the fourth paragraph of this section and provide a brief explanation of what you mean by “the full spectrum” of agronomic and business inputs.

Company Response to Comment 11:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 1-2 of Amendment No. 2.

12.	Please revise to briefly describe such “business arrangements.”

Company Response to Comment 12:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 1-2 of Amendment No. 2.

13.	Please revise to clarify what you mean by “global synergies.” In addition, please revise to state, if true, that you do not operate any extraction facilities.

Company Response to Comment 13:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 1-2 of Amendment No. 2.

14.	Your disclosure that your target markets are initially in Vietnam and Indonesia appears to contradict your disclosure on page 19 that Stevia Asia Limited will “allow the Company to expand its China operations.” Please revise or advise. In addition, in an appropriate place in your registration statement, please explain any restrictions on foreign ownership of your business under Chinese law, Chinese government reviews or approvals that must be obtained, filings or registrations that must be made with Chinese authorities, and any limitations or approvals that apply to your specific industry under Chinese law. Also explain how these would impact your corporate structure, and whether your structure is sufficient in this regard. Finally, please revise your risk factors section to discuss any risks associated with your intended operations in China or tell us why this is not necessary.

Company Response to Comment 14:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. In addition, the Company respectfully informs the Staff that the Company currently does not have any constraints to operate its business in China. The Company’s formulated products were developed in China and are approved for use in China. Our corporate structure is currently sufficient because we are solely providing farm management services for a share of the revenue from Chinese owned farm operations.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Offering, page 2

Securities Offered for Resale, page 2

15.	We note your disclosure that the securities offered for resale include “up to an aggregate of . . . $683,200.21 of Warrant Shares.” Please revise to clarify that $683,200.21 refers to the exercise price of the warrants and that the selling shareholders are offering 1,066,667 shares of common stock at the market price or at negotiated prices.

Company Response to Comment 15:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 4 of Amendment No. 2.

Equity Purchase Agreement, page 2

16.	Please revise the disclosure, here and elsewhere as appropriate to discuss the 35,000 shares you issued to Southridge as an inducement for it to enter into the equity line with you.

Company Response to Comment 16:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see pages 4 and 16 of Amendment No. 2.

17.	Please revise to include a discussion of the likelihood that you will ever receive the full amount of proceeds available under the equity line agreement. If it is unlikely that you will receive the full amount, please revise to provide an explanation of why the parties to the equity purchase agreement chose the particular dollar amount of the equity line. In addition, please revise to include a discussion of the effect on your business if you do not receive the full amount of the equity line.

Company Response to Comment 17:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 5 of Amendment No. 2.

18.	Please revise to disclose the current number of shares that the investor may sell based on the current market price and ignoring any caps on the number of shares that the Southridge can own at any time.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Company Response to Comment 18:

The Company respectfully informs the Staff that it has revised Amendment No. 2. We assume that the reference to “the investor” in Comment 18, is intended to refer to the Company.

19.	Please revise to disclose here that Southridge has agreed to refrain from holding more than 9.99% of the then-outstanding shares of your common stock. In addition, please revise to disclose whether this cap may be waived by either party and whether the cap may be avoided by transferring securities to an affiliate of Southridge.

Company Response to Comment 19:

The Company respectfully informs the Staff that it has revised the Amendment No. 2 to indicate that the Equity Purchase Agreement contains a restriction on Southridge holding more than 9.99% of the then-outstanding shares of the Company’s common stock, including any shares which Southridge is deemed to beneficially own, and to highlight the waiver provision in the Equity Purchase Agreement.

20.	Please revise to disclose whether the adjustments to the put amount and the obligations of the parties under the equity purchase agreement occur if the closing price of your shares of common stock equals the floor price or if the closing price must exceed the floor price in order for such adjustments to occur. In this regard, we note that in the second to the last sentence on page 2 you refer to such adjustments occurring when the closing price “falls below the Floor Price.” However, in the last sentence on page 2, you refer to such adjustments occurring when the closing price “equals or exceeds the Floor Price.” In addition, please revise to clarify whether the floor price is below 20% or 20% of the average of the five most recent closing prices prior to the put date.

Company Response to Comment 20:

The Company respectfully informs the Staff that it has reviewed the section of the Registration Statement relating to the Floor Price adjustments and believes that section accurately describes the agreement of the parties. The Company does not believe that there is any inconsistency between the reference in the second to last sentence on page 2 of Amendment No. 1 for adjustments when the closing price is below the Floor Price and the last sentence on page 2 of Amendment No. 1 referring to adjustments when the closing price equals or exceeds the Floor Price.

By way of example, if the Closing Price is below the Floor Price on days one and four of the five day Valuation Period, and equals or exceeds the Floor Price on days two and three, then the obligations of the parties to purchase and sell the Put Shares would terminate on day four, and the total put amount which the parties may elect to sell would be adjusted to include 2/5ths of the initial put amount (for the two days prior to the termination in which the Closing Price equaled or exceed the Floor Price).

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

As stated in this section, the definition of “Floor Price” means the average of the five (5) most recent closing bid prices prior to the Put Date.

The Company respectfully informs the Staff that it has revised this section to provide further clarification.

Risk Factors, page 5

21.	Please revise to remove the second and third sentences in the introduction to the risk factors section as this section to disclose all material and known risk factors and should not reference unknown or immaterial risks.

Company Response to Comment 21:

The Company respectfully informs the Staff that it has removed the second and third sentences in the introduction to the risk factors section.

22.	Please revise to include a risk factor that discusses the likelihood that you will have access to the full amount available under the equity line.

Company Response to Comment 22:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 16 of Amendment No. 2.

23.	Please add a risk factor that addresses your ability to maintain a sufficient number of shares authorized for issuance and the risk that you may need to seek shareholder approval if the number of shares issued pursuant to the equity purchase agreement exceeds the number of authorized shares or tell us why you believe this is not necessary. In addition, please provide us with the calculations and assumptions Greenberg Traurig used in preparing their clean legal opinion.

Company Response to Comment 23:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly to include a risk factor addressing the ability to maintain sufficient number of shares authorized. Please see page 15 of Amendment No. 2.

In addition, the Company respectfully informs the Staff that Greenberg Traurig, LLP's legal opinion is subject to the terms of the Equity Purchase Agreement, specifically noting that the legal opinion assumes “We have assumed … all offers and sales of the Southridge Shares will be made in compliance with the Equity Purchase Agreement …..” Section 6.1 of the Equity Purchase Agreement notes the following:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

“Section 6.1 RESERVATION OF COMMON STOCK. The Company will, from time to time as needed in advance of a Closing Date, reserve and keep available until the consummation of such Closing, free of preemptive rights sufficient shares of Common Stock for the purpose of enabling the Company to satisfy its obligation to issue the Put Shares to be issued in connection therewith. The number of shares so reserved from time to time, as theretofore increased or reduced as hereinafter provided, may be reduced by the number of shares actually delivered hereunder.”

As such, Greenberg Traurig, LLP has assumed that the Company will comply with the covenant set forth in Section 6.1 of the Equity Purchase Agreement to reserve and increase as necessary, such number of shares to enable the Company to satisfy its obligation to issue the Put Shares.

If our services do not gain acceptance among stevia growers, we may not be able, page 7

24.	We note your disclosure on page 7 that you are spending “significant amounts of capital” to develop an intellectual property portfolio. Please revise to provide quantitative information regarding the “significant amounts of capital” you have been spending and intend to spend in order to develop an intellectual property portfolio.

Company Response to Comment 24:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 9 of Amendment No. 2.

Any failure to adequately establish a network of growers and manufacturers will impede, page 7

25.	We note your disclosure on page 7 regarding “[your] methods and protocols.” With a view towards revised disclosure, please tell us whether you have developed methods and protocols for stevia production as it appears that you are still in the process of developing an intellectual property portfolio, which you intend to use to develop any methods and protocols. If you have yet to develop such methods and protocols, please revise to clarify the anticipatory nature of this aspect of your business plans.

Company Response to Comment 25:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 9 of Amendment No. 2.

Plan of Distribution, page 15

26.	Please revise to clarify that Southridge’s obligations under the equity line are not transferable.

Company Response to Comment 26:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Company respectfully informs the Staff that it has revised the Plan of Distribution section of Amendment No. 2 to indicate that Southridge’s obligations under the equity line are not transferable.

Description of Securities to Be Registered, page 17

27.	We note that the selling shareholders are offering 1,066,667 shares of common stock issuable upon the exercise of outstanding warrants. Please revise to describe these warrants pursuant to Item 202(c) of Regulation S-K.

Company Response to Comment 27:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly. Please see page 19 of Amendment No. 2.

Common Stock, page 17

28.	Please revise to remove your disclosure that “[a]ll of the outstanding shares of common stock are fully paid and non-assessable as this is a legal conclusion that you are not qualified to make. Alternatively, please attribute this statement to counsel and file counsel’s consent to be named in this section.

Company Response to Comment 28:

The Company respectfully informs the Staff that it has removed such disclosure accordingly.

Registration Rights, page 18

Southridge Registration Rights, page 18

29.	Please revise to remove the references to Rule 144 as Southridge is an underwriter for the shares purchased pursuant to the Equity Purchase Agreement.

Company Response to Comment 29:

The Company respectfully informs the Staff that it has removed the reference to Rule 144 accordingly.

Financing Stockholder Registration Rights, page 18

30.	Please revise to provide a brief definition for the term “Financing Stockholders”

Company Response to Comment 30:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Company respectfully informs the Staff that it has included a brief definition of the term “Financing Stockholders.” Please see page 20 of Amendment No. 2.

Information with Respect to the Registrant, page 19

31.	Please revise to provide a factual description of your current state. For example, we note your disclosure on page 24 that states that you believe that you are the “only company that delivers the full spectrum of agricultural consulting and solutions for stevia growers,” and your disclosure on page 24 that you “believe [your] intellectual property suite and [your] ability to serve as a one-stop agribusiness solution will provide [you] with a competitive advantage.”

Company Response to Comment 31:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see pages 20-21 of Amendment No. 2.

32.	Please revise to provide investors with a clearer and more detailed discussion of your business plans. Provide a discussion of the real costs and timelines you face in reaching your goals. For example, please revise to provide a clearer description of the products and services you intend to sell and offer, when you expect to be able to provide such products and services, the costs and timelines for securing elite plant varieties, developing propagation techniques, conducting field trials, documenting local operating procedures and developing post-harvest techniques, when you expect to acquire additional land or farming contracts and the associated costs, including a clear discussion of your current land holdings and farming contracts that provides quantitative information, when you expect to be in a position to fulfill supply obligations, the time line and associated costs of establishing your research facility in Vietnam, including a description of the facility you intend to establish, the costs associated with hiring local teams of trained staff and the costs associated with your marketing efforts.

Company Response to Comment 32:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 21 of Amendment No. 2.

33.	If you have a website, please disclose. In this regard, we note that your disclosure on page 37 regarding website development costs.

Company Response to Comment 33:

The Company respectfully informs the Staff that it has disclosed its website. Please see page 38 of Amendment No. 2 under the section entitled “Where You Can Find More Information.” Please also see Page 1 of Amendment No. 2.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Background, page 19

34.	We note your disclosure regarding your China operations in the fourth paragraph of this section. Please revise to describe your operations in China.

Company Response to Comment 34:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see pages 21-22 of Amendment No. 2.

35.	Please revise to describe the material terms of your agreement with Technew Technology Limited.

Company Response to Comment 35:

The Company respectfully informs the Staff that it has revised the Background section of Amendment No. 2 to include a description of the material terms of its agreement with Technew Technology Limited.

The Industry and Our Opportunity, page 20

36.	Please revise to disclose, if possible, an estimate of the prices of your intended services and products.

Company Response to Comment 36:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 23 of Amendment No. 2.

Overview, page 20

37.	We note your disclosure in the third paragraph of this section regarding your “business partnerships.” Please revise to describe such partnerships and file the partnership agreements. In this regard, we note your joint venture with Technew Technology Limited.

Company Response to Comment 37:

The Company respectfully informs the Staff that it has revised the description in the Overview section to refer to the Company’s relationship with Technew Technology Limited and the Cooperative Agreement. The Cooperative Agreement is included in the exhibit list of the Registration Statement (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 11, 2012).

Stevia as a Food Additive, page 20

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

38.	Please revise the second, third and fourth sentences in the second paragraph of this section to state as a belief.

Company Response to Comment 38:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 21-22 of Amendment No. 2.

39.	Please revise to clarify what you mean by “excellent application synergies” in the third sentence of the second paragraph in this section.

Company Response to Comment 39:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 21-22 of Amendment No. 2.

40.	Please revise to clarify what you mean by “cost advantages” in the third paragraph of this section by providing quantitative information.

Company Response to Comment 40:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 21-22 of Amendment No. 2.

41.	Please revise to remove the word “completely” in the last sentence of the second paragraph in this section or provide us with the basis for the statement.

Company Response to Comment 41:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 21-22 of Amendment No. 2.

42.	Please revise to clarify what you mean by “refined stevia.”

Company Response to Comment 42:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 21-22 of Amendment No. 2.

Stevia as a Commercial Product, page 21

43.	We note your disclosure on page 21 regarding the testing of “certain proprietary formulations which incorporate stevia extracts for the purpose of fertilizer and feed applications” and your disclosure that “commercial trials” of these formulations are on- going. Please revise to provide additional information regarding these tests, including the size of such tests, the cost, whether you are using a third party to conduct such tests, a brief description of the data you are testing for, whether these tests are for the purpose of receiving government approval and a clarification of what you mean by “commercial trials” and “formulations.” In addition, please revise to disclose how you have been testing the use of stevia extracts for feed for shrimp, feed for livestock, granular fertilizer and foliar spray when the “initial stevia harvests using the formulations are anticipated for the third quarter of 2012.”

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Company Response to Comment 43:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 22 of Amendment No. 2.

44.	Please revise the first sentences in the second and third paragraphs to state as a belief. In addition, please revise to clarify what you mean by “core competency.”

Company Response to Comment 44:

The Company respectfully informs the Staff that it has revised Amendment No 2. Please see pages 22-23 of Amendment No. 2.

45.	Please tell us the basis for your belief that stevia can be used as a safe feed additive that improves the growth rate and health of animals.

Company Response to Comment 45:

The Company respectfully informs the Staff that it has revised Amendment No 2. Please see pages 22-23 of Amendment No. 2.

46.	Please tell us the basis for your belief that “no major company has established a line of stevia feed additives to date.”

Company Response to Comment 46:

The Company respectfully informs the Staff that it has revised Amendment No 2. Please see pages 22-23 of Amendment No. 2.

Products and Services, page 21

47.	We note your disclosure that you are “focusing on securing such strains and adapting them to local growing environments.” Please revise to disclose whether you have obtained any such strains and whether they have been adapted for local growing environment. In addition, please revise to briefly describe the steps of this aspect of your business plan, including a timeline and budget.

Company Response to Comment 47:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Company respectfully informs the Staff that it has revised Amendment No 2. Please see page 23 of Amendment No. 2.

48.	Please revise the first, second, third and fourth sentences in the second paragraph on page 22 to state as beliefs or explain to us why that is not necessary.

Company Response to Comment 48:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 24 of Amendment No. 2.

Land Use, page 22

49.	Please revise to briefly describe what you mean by “contract farming” and “plantation models.”

Company Response to Comment 49:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 24 of Amendment No. 2.

Our Key Contracts and Relationships, page 22

Growers Synergy, page 22

50.	Please revise to disclose the costs associated with your farm management service provider.

Company Response to Comment 50:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 25 of Amendment No. 2.

51.	Please revise to include a brief description of your “technology partners” and the material terms of your relationship with such partners. In addition, please file the partnership agreements as exhibits.

Company Response to Comment 51:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 25 of Amendment No. 2.

Tech-New Bio-Technology, page 23

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

52.	Please revise to disclose whether you have sold any dry stevia plant product to TechNew under this agreement. In addition, please revise to disclose how the price of the dry stevia plant product is determined under the contract, whether there is a maximum amount of such product that TechNew will acquire and the duration of the agreement.

Company Response to Comment 52:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 25-26 of Amendment No. 2.

Independent Grower Relationships, page 23

53. Please revise to disclose the material terms of your initial purchase agreements.

Company Response to Comment 53:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 26 of Amendment No. 2.

Our Farm Management Services and Intellectual Property, page 23

54.	Please expand this description to include a discussion of your patents, trademarks and licenses, including the duration, pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Company Response to Comment 54:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 26 of Amendment No. 2.

55.	Please revise to clarify that there is no guarantee that you will be successful in developing a portfolio of “highly efficient and environmentally friendly crop products.”

Company Response to Comment 55:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to clarify that there is no guarantee that the Company will be successful with respect to its portfolio of products. Please see page 26 of Amendment No. 2.

Our Competitive Advantage, page 24

56.	Please revise the first and second sentences of the second paragraph of the section to state as beliefs. In addition, please balance this disclosure by discussing the challenges you face, including your current lack of sufficient financing to fund your business operations.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Company Response to Comment 56:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 27 of Amendment No. 2.

57.	Please revise the third paragraph to clarify what you mean by a “guaranteed market” for their stevia as your agreement with TechNew, as described here, seems to limit you to selling your Stevia leaves to only TechNew.

Company Response to Comment 57:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 27 of Amendment No. 2.

Market Trends and Segments, page 24

58.	Please tell us the basis for your statement regarding the trends in your industry and your statements on page 25 that there is increasing consumer confidence in stevia as a sugar substitute.

Company Response to Comment 58:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 27 of Amendment No. 2.

Regulation, page 25

59.	With a view towards revised disclosure, please tell us whether there is a need for any government approval for your products or services. If government approval is necessary and you have not yet received approval, please discuss the status of the approval within the government approval process pursuant to Item 101(h)(viii) of Regulation S-K.

Company Response to Comment 59:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see pages 27-28 of Amendment No. 2.

Marketing, page 26

60.	Please revise to disclose the material terms of the cooperative agreements disclosed in the second paragraph of this section.

Company Response to Comment 60:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Company respectfully informs the Staff that it has revised the Marketing section of Amendment No. 2 to include a description of the material terms of the cooperative agreements. Please see page 29 of Amendment No. 2.

Product Alternatives, page 26

61.	Please tell us your basis for your statement that “few companies possess a comprehensive knowledge of stevia.”

Company Response to Comment 61:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 30 of Amendment No. 2.

62.	Please revise to provide quantitative information to clarify what you mean by your statement that “the market is growing so rapidly” on page 26.

Company Response to Comment 62:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 30 of Amendment No. 2.

63.	Please revise to provide a brief explanation of “fermentation-derived stevia.”

Company Response to Comment 63:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 30 of Amendment No. 2.

64.	Please revise to disclose the ‘high-value crops” you intend to use and tell us why you believe these crops are “high value.”

Company Response to Comment 64:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 30 of Amendment No. 2.

Directors and Executive Officers, page 32

65.	Please provide the basis for your statement that “Mr. Blankenbaker has been leading the development of high Reb-A stevia farming in Vietnam.”

Company Response to Comment 65:

The Company respectfully informs the Staff that it has revised the statement. Please see page 34 of Amendment No. 2.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

66. Please revise to disclose the position that Mr. Blankenbaker had with Agri-Food & Veterinary Authority of Singapore.

Company Response to Comment 66:

The Company respectfully informs the Staff that it has revised Amendment No. 2. Please see page 34 of Amendment No. 2.

67.	Please revise to remove the words “extensive” on page 32 in your paragraph regarding Mr. Blankenbaker as this is subjective.

Company Response to Comment 67:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly.

Director Compensation, page 33

68.	Please revise to include the Director Compensation Table pursuant to Section 402(r) of Regulation S-K.

Company Response to Comment 68:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include the Director Compensation Table. Please see page 36 of Amendment No. 2.

Security Ownership of Certain Beneficial Owners and Management, page 34

69.	Please revise to disclose the 500,000 shares of common stock owned by Growers Synergy in the column for Mr. Blankenbaker as it appears that he is the beneficial owner of these shares.

Company Response to Comment 69:

The Company respectfully informs the Staff that it has revised the table accordingly to disclose the 500,000 shares of common stock owned by Growers Synergy in the column for Mr. Blankenbaker. Please see page 36 of Amendment No. 2.

Certain Relationships and Related Party Transactions and Director Independence, page 34

70.	We note that Mr. Blankenbaker is the president, director and stockholder of Growers Synergy. Please add a risk factor that addresses the potential conflict of interest of your sole officer’s and director’s role as the owner and manager of Growers Synergy or tell us why this is not necessary. In addition, with a view towards revised disclosure, tell us how much time Mr. Blankenbaker devotes to your business.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Company Response to Comment 70:

The Company respectfully informs the Staff that it has revised Amendment No. 2 to include a risk factor regarding the potential conflict of interest. Please see page 11 of Amendment No. 2. Further, the Company respectfully informs the Staff that Mr. Blankebaker devotes his full time to the Company’s business.

Part II

Recent Sales of Unregistered Securities, page 94

Promissory Notes, page 94

71.	Please revise to clarify, if true, that these notes are no longer outstanding.

Company Response to Comment 71:

The Company respectfully informs the Staff that it has revised this section to indicate which of the promissory notes have been converted and are no longer outstanding.

Undertakings, page 98

72.	Please revise to include the undertaking in Item 512(h) of Regulation S-K.

Company Response to Comment 72:

The Company respectfully informs the Staff that it has revised Amendment No. 2 accordingly. Please see page 102 of Amendment No. 2.

Exhibit 5.1

73.	We note that the opinion is limited to the laws of the State of California. However, it appears that Nevada is your state of incorporation. Please provide an opinion under the laws of Nevada.

Company Response to Comment 73:

The Company respectfully informs the Staff that Exhibit 5.1 has been revised accordingly.

74.	Please have counsel revise the opinion to cover the Purchase Shares as such shares are currently outstanding.

Company Response to Comment 74:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

The Company respectfully informs the Staff that Exhibit 5.1 has been revised accordingly.

Exhibit 10.8

75.	Please be advised that should an adverse change occur pursuant to Section 7.2(e) of the Equity Purchase Agreement, such occurrence should act to terminate the entire equity line agreement, rather than to allow the investor to reject a put or delay acceptance of the securities. Please confirm that this provision functions to terminate the entire equity line agreement or advise.

Company Response to Comment 75:

The Company respectfully informs the Staff that our interpretation of the Equity Purchase Agreement with Southridge is that Section 7.2(e) sets forth a condition precedent to the “right of the Company to deliver a Put Notice and the obligation of Investor hereunder to acquire and pay for the Put Shares….” We do not read this provision as providing Southridge a right to terminate the Equity Purchase Agreement if an adverse change should occur. We would also note that if an adverse change were to occur, it could potentially dissipate or be remedied by the Company such that the event would not be likely to have a material adverse effect as of the applicable closing.

The termination rights as agreed upon by the parties are forth in Section 10.5, which provides that the Equity Purchase Agreement may be terminated by the Company upon written notice to Southridge, at the end of the commitment period, or as otherwise provided in the Equity Purchase Agreement. The termination provision does not specify that an adverse change can be a right to terminate the Equity Purchase Agreement.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 5, 2012. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures

cc:

GREENBERG TRAURIG, LLP

Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

ACKNOWLEDGEMENT

In connection with Stevia Corp.’s (the “Company”) letter dated October 19, 2012 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.

/s/ George Blankenbaker

George Blankenbaker, President, Secretary & Treasurer

GREENBERG TRAURIG, LLP